Exhibit 99.5

KPMG LLP Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I 1959 Upper Water Street Halifax NS B3J 3N2 Canada	Telephone (902) 492-6000 Telefax (902) 492-1307 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Gammon Gold Inc.

We have audited Gammon Gold Inc.’s ("the Company")’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying restated Management’s Report on Internal Control over Financial Reporting  appearing in Amendment No. 1 of the December 31, 2008 Annual Report on 40-F/A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.  A material weakness related to the Company not maintaining effective monitoring controls and procedures over the foreign currency translation of selected accounts or the recognition of net realizable value adjustments on inventory balances has been identified and included in management’s restated assessment of the effectiveness of internal control over financial reporting.

As stated in paragraphs 3 through 4 of Management’s Report on Internal Control over Financial Reporting in 40-F/A, management’s assessment of the effectiveness of the Company’s internal controls over financial reporting has been restated to reflect the impact of the aforementioned material weakness in internal control over financial reporting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the December 31, 2008 financial statements of the Company. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2008 consolidated financial statements, and this report does not affect our report dated March 24, 2009, except as to note 22(i) which is as of March 31, 2009 and note 2 which is as of August 12, 2009, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada

March 24, 2009, except as to paragraphs 3 through 4 of the accompanying restated Management’s Report on Internal Control over Financial Reporting, which are as of August 12, 2009